Exhibit 99.1

NON-BINDING LETTER OF INTENT OF

PROPOSED ACQUISITION

March 17, 2026

This Non-binding Letter of Intent of Proposed Acquisition (this “Letter”) sets forth the current intent of China Natural Resources, Inc. (“CHNR”) regarding a proposed acquisition of 100% shares of the Target (the “Acquisition”). This Acquisition constitutes a related party transaction subject to heightened disclosure obligations under applicable securities laws and the rules of the Nasdaq Capital Market (“Nasdaq”). CHNR is planning to publicly disclose this Letter by filing a Current Report on Form 6-K (“Form 6-K”) with the U.S. Securities and Exchange Commission (“SEC”). CHNR intends for this Acquisition to be reviewed and approved by a special committee of independent directors (the “Special Committee”) in accordance with applicable corporate governance standards.

This Letter is non-binding and neither party is obligated to consummate the Acquisition, except that the sections titled “Due Diligence”, “Cost”, “Exclusivity”, “Confidentiality” and “Governing Law and Jurisdiction” are binding upon execution. The completion of the Acquisition contemplated by this Letter will be subject to, among other things, approval by CHNR’s Special Committee following receipt of a valuation report, satisfactory completion of business, financial and legal due diligence, as well as the negotiation and completion of final definitive agreements (“Definitive Agreements”), in each case acceptable to CHNR.

1.	Parties To The Acquisition

(a)	Purchaser: CHNR, a company incorporated under the laws of the British Virgin Islands and listed on the Nasdaq;

(b)	Seller: Feishang Group Limited, a company incorporated under the laws of the British Virgin Islands (“Feishang”); and

(c)	Target: Feishang’s wholly-owned subsidiary to be incorporated under the laws of the British Virgin Islands, which will own, directly or indirectly, 59.79% of the equity interest of HooRii Technology (HK) Limited, a limited liability company incorporated in Hong Kong specializing in AI-integrated smart home systems and OpenThread technology (the “HK Company”).

2.	Aggregate Purchase Price

The aggregate purchase price is estimated between US$37 million to US$40 million, pending adjustment and final determination by CHNR’s Special Committee, following receipt of an independent valuation report. The aggregate purchase price will consist of:

(a)	newly issued common shares of CHNR with an aggregate value between US$23 million to US$25 million (“Consideration Shares”); and

(b)	cash consideration between US$14 million to US$15 million.

3.	Conditions Precedent

The obligations of the parties to consummate the Acquisition (the “Closing”) shall be subject to the fulfillment or waiver of customary conditions precedent (the “Conditions Precedents”) to be set out in the Definitive Agreements, including, without limitation:

(a)	completion of a reorganization upon which the Target directly or indirectly acquires 59.79% of the equity interest in the HK Company, free from any encumbrances (the “Reorganization”);

(b)	receipt of all requisite waivers, consents and approvals, including

(i)	receipt by CHNR’s Special Committee of a valuation report from an independent financial advisor;

(ii)	approval of the Acquisition by CHNR’s Special Committee;

(iii)	approval of the Acquisition by CHNR’s shareholders (if required);

(iv)	approval from Nasdaq for the listing of the Consideration Shares;

(v)	any consent, approval or other authorization of, or registration or filing with, or notification to any applicable governmental entities;

(c)	CHNR is satisfied that all representations, warranties, and covenants provided by Feishang and the Target in the Definitive Agreements remain true, correct, and have been complied with;

(d)	completion of business, financial and legal due diligence to CHNR’s satisfaction;

(e)	there is no any material adverse change on the Target or the HK Company from the date of the Definitive Agreements up to the Closing; and

(f)	any other Conditions Precedent as the parties may agree and set out in the Definitive Agreements.

4.	Representations, Warranties, Indemnities and Undertakings

The Definitive Agreements will contain customary representations, warranties, indemnities and undertakings by Feishang and the Target in favour of CHNR in transactions of this nature, including specific representations regarding:

(a)	the absence of any undisclosed conflicts of interest;

(b)	the arm’s length nature of the transaction terms notwithstanding the related party relationship; and

(c)	the accuracy and completeness of all information provided to CHNR, the Special Committee and the independent financial advisor, and

(d)	other representations, warranties, indemnities and undertakings as the parties may additionally agree.

5.	Closing

Subject to the fulfillment or waiver (as the case may be) of all Conditions Precedent, Closing shall take place at such date and time and at such place as prescribed in the Definitive Agreement.

6.	Due Diligence

Upon signing this Letter, CHNR (and its agents and/or advisers) shall be entitled to access and review the records and affairs of Feishang, the Target, the HK Company and their affiliates for the purpose of due diligence. Feishang shall procure the respective officers, employees and agents to provide reasonable assistance in this respect.

7.	Cost

Each party shall be responsible to pay its own costs (including legal costs) and expenses incurred with respect to the Acquisition (including but not limited to the preparation, negotiation and execution of this Letter and the Definitive Agreements).

8.	Exclusivity

Save as contemplated under the Reorganization, Feishang shall not, and shall procure the Target and the HK Company not to, directly or indirectly, whether by itself or through any of its directors, officers, employees, shareholders, agents or representatives, during the period commencing from the date of this Letter to June 30, 2026 or such longer period as the parties hereto may agree in writing (the “Exclusivity Period”):

(a)	initiate, solicit, entertain, discuss, negotiate or enter into any contract or agreement with or give any undertaking with any third party for any proposal or offer to acquire any or all interests of the Target or the HK Company, whether by merger, purchase of stock, purchase of assets or otherwise (an “Third Party Acquisition”); or

(b)	provide any non-public information to any third party in connection with a Third Party Acquisition;

(c)	grant any right of negotiations or the creation of any option therefor to any person for the purpose or in connection with any Third Party Acquisition; or

(d)	frustrate or impede the furtherance of the Acquisition contemplated under this Letter.

During the Exclusivity Period, Feishang will promptly notify CHNR of the receipt by Feishang, the Target or the HK Company, or any of their respective stockholders, representatives, officers, directors, agents, or affiliates of any proposal for, or inquiry respecting any Third Party Acquisition or any request for non-public information in connection with any proposal for any Third Party Acquisition.

9.	Definitive Agreements

After the signing of this Letter, the parties shall negotiate in good faith the terms of the Definitive Agreements according to the terms and conditions set forth herein.

10.	Public Disclosure and Confidentiality

(a)	Public Disclosure.

(i)	CHNR, as a foreign private issuer listed on Nasdaq, will file a Current Report on Form 6-K with the SEC disclosing the execution of this Letter and attaching a copy of this Letter as an exhibit to such Form 6-K.

(ii)	Feishang will promptly file a Schedule 13D to disclose this Letter.

(iii)	Prior to such filing, the parties shall cooperate in good faith to identify any commercially sensitive terms in this Letter for which confidential treatment will be requested from the SEC pursuant to applicable SEC rules.

(b)	Cooperation on Public Disclosure. CHNR shall provide Feishang with a draft of the Form 6-K and any proposed redacted version of this Letter for Feishang’s review and reasonable comment at least two (2) business days prior to filing, and shall consider in good faith any comments provided by Feishang; provided, however, that CHNR shall have final decision-making authority regarding the content of the Form 6-K and any confidential treatment requests, subject to applicable law and SEC requirements. The parties shall cooperate in responding to any SEC comments regarding such filing or confidential treatment request. In the event of termination of this Letter, CHNR shall promptly file an amended or supplemental Form 6-K disclosing such termination.

(c)	Ongoing Confidentiality. Notwithstanding the disclosure of this Letter pursuant to Sections 10(a), 10(b) and 10(d), the parties agree that it is in all of their interests to ensure that they conduct their discussions, negotiations, and due diligence with respect to the Acquisition in a confidential manner, unless otherwise required by law or regulatory requirements (including Nasdaq rules), until the parties have executed the Definitive Agreements or terminated their discussions. Accordingly, except as provided in Sections 10(a), 10(b) and 10(d), each party agrees that it shall, and shall procure its directors, officers, employees, advisors, and agents to

(i)	keep confidential all non-public information, documents, discussions, negotiations, due diligence findings, and developments relating to the Acquisition and any other non-public information exchanged between the parties;

(ii)	not disclose any such confidential information to any third party without the prior written consent of the other party, except as required by applicable law or regulatory requirements or to the party's advisors, auditors, or financing sources who have a need to know and are bound by confidentiality obligations; and

(iii)	not make any public announcement, press release, or other public communication regarding the status of negotiations, amendments or modifications to the terms, due diligence findings, or any developments in the transaction process without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed), except as required by applicable law or regulatory requirements.

(d)	Required Disclosure. If either party determines that it is required by applicable law, regulation, court order, or the rules of any stock exchange or regulatory authority (including Nasdaq or the SEC), or best practice of voluntary disclosure to make any disclosure regarding this Letter, the Acquisition, or related matters beyond the initial Form 6-K filing, such party shall, to the extent reasonably practicable:

(i)	provide the other party with prompt advance written notice of such required disclosure;

(ii)	consult with the other party regarding the form, content, and timing of such disclosure;

(iii)	provide the other party with a reasonable opportunity to review and comment on such disclosure; and

(iv)	cooperate with the other party in seeking confidential treatment for any commercially sensitive information to the extent permitted by applicable law.

(e)	Termination of Disclosure. In the event this Letter is terminated in accordance with Section 12, CHNR shall, to the extent required by applicable law or Nasdaq rules, promptly file an amended or supplemental Form 6-K disclosing such termination. The parties shall cooperate regarding the content of such termination disclosure in accordance with the procedures set forth in Section 10(d).

11.	Governing Law and Jurisdiction

This Letter shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the parties hereto submit to the non-exclusive jurisdiction of the Hong Kong courts.

12.	Termination

This Letter may be terminated:

(a)	by mutual written consent of CHNR and Feishang;

(b)	by either CHNR or Feishang if the Definitive Agreements have not been executed by the expiry of the Exclusivity Period;

(c)	by CHNR if (A) the Special Committee determines not to approve the Acquisition, (B) the independent valuation report is not obtained or is unfavorable, (C) due diligence reveals material adverse information, or (C) Feishang materially breaches its obligations under the binding sections of this Letter;

(d)	by Feishang if CHNR materially breaches its obligations under the binding sections of this Letter; or

(e)	by CHNR if required by applicable law, regulation, or Nasdaq rules, or if so advised by outside legal counsel to comply with the fiduciary duties of CHNR’s Board of Directors.

Upon any termination of this Letter:

(a)	the non-binding provisions of this Letter shall immediately cease to have any further force or effect;

(b)	the binding provisions (except for Due Diligence) shall survive such termination;

(c)	the Exclusivity Period shall immediately terminate; and

(d)	CHNR shall, to the extent required by applicable law or Nasdaq rules, file an amended or supplemental Form 6-K disclosing the termination of this Letter.

No termination of this Letter shall relieve either party from liability for any willful breach of the binding provisions of this Letter prior to such termination.

13.	Signing

This Letter may be executed in one or more counterparts which together shall constitute a single instrument.

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Feishang

For and on behalf of

Feishang Group Limited

/s/ LI Feile

Name: LI Feilie

Title: Director

CHNR

For and on behalf of

China Natural Resources, Inc.

/s/ WONG Wah On Edward

Name: WONG Wah On Edward

Title: Director